Exhibit 99.1

Kaixin Auto Holdings Announces Unaudited 2019 Financial Results

BEIJING, July 07, 2020 (GLOBE NEWSWIRE) -- Kaixin Auto Holdings ("Kaixin" or the "Company") (NASDAQ: KXIN), one of the primary dealership networks in the premium used car segment in China, today announced its unaudited financial results for the twelve months ended December 31, 2019. The Company anticipates to file its 2019 Form 20-F with the SEC within 5 days of this announcement. The delay in our filing is mainly due to additional work in preparation of our financial statements involving retroactive adjustments to prior years’ equity accounts as a result of the consummation of the reverse recapitalization on April 30, 2019.

2019 Financial Highlights

·	Total net revenues were US$334.7 million, representing a decrease of 22.4% from US$431.4 million in 2018.
·	Gross loss was US$5.5 million, compared with a gross profit of US$17.4 million in 2018.
·	Loss from operations was US$133.4 million, compared with a loss of US$34.1 million in 2018.
·	Net loss attributable to the Company was US$69.1 million, compared with a net loss attributable to the Company of US$89.5 million in 2018.
·	Adjusted loss from operations (non-GAAP) [1] was US$12.8 million, compared with an adjusted loss from operations (non-GAAP) of US$11.6 million in 2018.
·	Adjusted loss from continuing operations (non-GAAP) [1] was US$14.0 million, compared with an adjusted loss from continuing operations (non-GAAP) of US$16.9 million in 2018.
·	Adjusted EBITDA from continuing operations (non-GAAP) [1] was negative US$16.0 million, compared with negative US$11.6 million in 2018.

2019 Operational Highlights

·	Number of Self-Owned and Affiliated Network Dealerships were 14 and 7, respectively, as of December 31, 2019, versus 14 and 4 as of December 31, 2018.

·	Gross Merchandise Value (GMV)[2] was US$375.8 million, representing a decrease of 16.5% from US$449.9 million in 2018.

·	Number of cars sold was 6,005 units, compared with 7,438 units sold in 2018.

2019 Results

Total net revenues for 2019 were US$334.7 million, representing a 22.4% decrease from that of $431.4 million in 2018.

The decline in total net revenues of the Company mostly arose from a decrease in the auto sales business. In addition to macroeconomic headwinds in China, the main factors that contributed to the declining sales include a reduction of the overall inventory scales and the restructuring of the Company’s Dealerships that led to interruption of business operations in some locations during 2019. The restructuring is part of the Company’s effort to address disagreement with noncontrolling shareholders of certain dealerships and reallocate resources to better performing dealerships.

Total cost of revenues was US$340.2 million which includes an inventory write-down of $17.8 million, representing a decrease of 17.8% from US$414.0 million in 2018.

Gross loss was US$5.5 million, versus a gross profit of US$17.4 million in 2018. The gross loss in 2019 is largely due to the inventory write-down of $17.8 million. Gross loss margin was 1.6% in 2019, compared with a gross profit margin of 4.0% in 2018.

Operating expenses were US$128.0 million, a 148.4% increase from US$51.5 million in 2018. The increase is largely due to a loss of $74.1 million from goodwill impairment in 2019.

Selling and marketing expenses were US$14.4 million, a 40.3% decrease from US$24.1 million in 2018. The decrease resulted from the effort to improve operation efficiency in headcount and personnel-related expenses in response to the decrease in revenues.

Research and development expenses were US$3.4 million, a 24.0% decrease from US$4.4 million in 2018. The decrease was primarily due to the decrease in headcount and personnel-related expenses.

General and administrative expenses were US$36.1 million, a 57.1% increase from US$23.0 million in 2018. The increase was primarily due to a loss of $22.3 million from write-offs of prepaid expenses and other current assets.

In addition, the Company reports a gain from change in fair value of the contingent considerations related to cooperation agreements with dealers of US$65.6 million in 2019, compared with a loss from change in fair value of contingent considerations of US$49.5 million in 2018. The change in fair value of contingent considerations in 2019 mainly results from the changes in the Company’s stock price. The company has a loss of $74.1 million from goodwill impairment in 2019.

Loss from continuing operations was US$69.1 million, 22.3% lower than the loss from continuing operations of US$88.9 million in 2018.

Net loss attributable to the Company was US$69.1 million, 22.9% lower than the net loss attributable to the Company of US$89.5 million in 2018.

Adjusted loss from operations (non-GAAP) was US$12.8 million, a 10.3% increase compared with an adjusted loss from operations (non-GAAP) of US$11.6 million in 2018.

Adjusted loss from continuing operations (non-GAAP) was US$14.0 million, a 17.3% decrease compared with an adjusted loss from continuing operations (non-GAAP) of US$16.9 million in 2018.

Adjusted EBITDA from continuing operations (non-GAAP) was negative US$16.0 million, a 37.1% increase compared with an adjusted EBITDA from continuing operations (non-GAAP) of negative US$11.6 million in 2018.

About Kaixin Auto Holdings

Kaixin Auto Holdings is one of the primary dealership networks in the premium used car segment in China. Supported by the rapid growth of China's used car market and leveraging its own hybrid business model that offers both strong online and offline presence, Kaixin has transformed from a tech-enabled financing platform into a nationwide dealer network that combines its own and affiliated dealers as well as value-added services.

Safe Harbor Statement

This announcement may contain forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook for 2020 and quotations from management in this announcement, as well as Kaixin’s strategic and operational plans, contain forward-looking statements. Kaixin may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Kaixin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with used auto dealerships; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kaixin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Kaixin's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Kaixin uses "adjusted loss from operations (non-GAAP)", "adjusted loss from continuing operations (non-GAAP)" and “adjusted EBITDA from continuing operations (non-GAAP)”, which are defined as non-GAAP financial measures by the SEC, in evaluating its business. We define adjusted loss from operations (non-GAAP) as loss from operations excluding share-based compensation expenses, provision for financing receivable, provision for PPE, and assets write-offs, if any, involving inventory, goodwill, etc; and adjusted loss from continuing operations (non-GAAP) as loss from continuing operations excluding share-based compensation expenses, fair value change of contingent consideration, provision for financing receivable, provision for PPE, and assets write-offs, if any, involving inventory, goodwill, etc. Adjusted EBITDA from continuing operations (non-GAAP) is defined as (loss) income from continuing operations excluding fair value change of contingent consideration, share-based compensation expense, interest expenses, income tax expenses, depreciation, provision for financing receivable, provision for PPE, assets write-offs, if any, involving inventory, goodwill, etc. Kaixin continuously and periodically reviews the operating results and business performance from operational perspectives. Starting from the first quarter of 2018, there was a significant impact on net income (loss) due to the material and significant noncash amount of fair value change in contingent consideration relating to the used auto dealerships of the emerging used auto business. Due to the nature of the business, Kaixin believes that including adjusted income (loss) from operations and excluding the impact of such fair value changes more appropriately reflects Kaixin’s results of operations, and provides investors with a better understanding of Kaixin’s business performance. We present adjusted income (loss) from operations (non-GAAP), adjusted income (loss) from continuing operations (non-GAAP) and EBITDA from continuing operations (non-GAAP) because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

These non-GAAP financial measures are not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliation of non-GAAP results of operation measures to the comparable GAAP financial measures" at the end of this release.

For more information, please contact:

Kaixin Auto Holdings

Randall Xu

Tel: (86 10) 8448 1818 ext. 2960

Email: randall.xu@renren-inc.com

SOURCE: Kaixin Auto Holdings

_________________________

1See "About Non-GAAP Financial Measures" for details.

2Includes automobile sales transactions at the Company’s dealerships including cars owned by Kaixin and cars sourced by Kaixin Affiliated Network Dealers that Kaixin sells pursuant to profit-sharing arrangements.

KAIXIN AUTO HOLDINGS

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars)

	As of December 31,
	2018	2019
ASSETS
Current assets:
Cash	$7,950	$3,190
Restricted cash	5,818	-
Accounts receivable	1,480	219
Financing receivable, net	3,486	-
Prepaid expenses and other current assets	38,714	27,586
Inventory	57,950	20,990
Total current assets	115,398	51,985
Goodwill	75,021	-
Property and equipment, net	813	153
Right-of-use assets	-	2,252
Total non-current assets	75,834	2,405
TOTAL ASSETS	$191,232	$54,390
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$4,975	$4,122
Short-term debt	49,887	16,630
Accrued expenses and other current liabilities	10,644	17,302
Amounts due to related parties	78,108	4,214
Advance from customers	4,078	1,677
Contingent consideration	11,929	-
Income tax payable	7,590	5,319
Lease liabilities – current	-	1,785
Total current liabilities	167,211	51,049
Long-term liabilities:
Long-term contingent consideration	93,741	-
Lease liabilities – non-current	-	810
Total non-current liabilities	93,741	810
TOTAL LIABILITIES	$260,952	$51,859
Commitments and contingencies	-	-
Equity (Deficit)
Ordinary shares	$2	$5
Additional paid-in capital	38,559	186,450
Accumulated deficit	(146,073)	(192,189)
Statutory reserves	4,004	4,004
Accumulated other comprehensive income (loss)	1,382	(2,840)
Total Kaixin Auto Holdings’ shareholders’ equity (deficit)	(102,126)	(4,570)
Noncontrolling interest	32,406	7,101
Total equity (deficit)	(69,720)	2,531
TOTAL LIABILITIES AND EQUITY (DEFICIT)	$191,232	$54,390

KAIXIN AUTO HOLDINGS

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars)

	Years ended December 31,
	2017	2018	2019
Net revenues:
Automobile sales	$88,227	$420,005	$332,634
Financing income	26,426	2,317	-
Others	1,933	9,082	2,063
Total net revenues	116,586	431,404	334,697
Cost of revenues:
Automobile sales	85,050	399,274	338,016
Cost of financing income	15,259	3,327	-
Provision for financing receivable	12,717	10,941	2,158
Others	32	429	-
Total cost of revenues	113,058	413,971	340,174
Gross profit (loss)	3,528	17,433	(5,477)
Operating expenses:
Selling and marketing	10,698	24,077	14,364
Research and development	3,982	4,419	3,357
General and administrative	14,971	23,012	36,145
Impairment of goodwill	-	-	74,091
Total operating expenses	29,651	51,508	127,957
Loss from operations	(26,123)	(34,075)	(133,434)
Other income (expenses)	387	(812)	840
Fair value change in contingent consideration	(1,480)	(49,503)	65,594
Interest income	902	575	69
Interest expenses	(3,068)	(4,261)	(4,057)
Loss before provision of income tax and noncontrolling interest	(29,382)	(88,076)	(70,988)
Income tax (expenses) benefit	(1,158)	(862)	1,920
Loss from continuing operations	$(30,540)	$(88,938)	$(69,068)
Discontinued operations:
Income (loss) from discontinued operations	1,845	(594)	-
Net loss	(28,695)	(89,532)	(69,068)
Net loss attributable to the noncontrolling interest	(76)	(317)	(22,952)
Net loss from continuing operations attributable to Kaixin Auto Holdings’ shareholders	(30,464)	(88,621)	(46,116)
Net income (loss) from discontinued operations attributable to Kaixin Auto Holdings’ shareholders	1,845	(594)	-
Net loss attributable to Kaixin Auto Holdings’ shareholders	$(28,619)	$(89,215)	$(46,116)

Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share - basic and diluted	24,984,300	24,984,300	36,446,593

Net income (loss) per share attributable to Kaixin Auto Holdings’ shareholders - basic and diluted:
Loss per share from continuing operations	$(1.22)	$(3.56)	$(1.27)
Income (loss) per share from discontinued operations	$0.07	$(0.02)	$-

Net loss per share attributable to Kaixin Auto Holdings’ shareholders - basic and diluted:	$(1.15)	$	$(1.27)

Reconciliation of Non-GAAP results of operation measures to the comparable GAAP financial measures

(In thousands of US dollars)

	Years Ended December 31
	2018	2019
Loss from operations	(34,075)	(133,434)
Add back: Shared-based compensation expenses	11,436	3,813
Add back: Provision for financing receivable	11,074	2,158
Add back: Provision for property and equipment	-	503
Add back: Write-offs of prepaid expense and other current assets	-	22,282
Add back: Write-down of inventory	-	17,826
Add back: Loss from impairment of goodwill	-	74,091
Adjusted loss from operations (non-GAAP)	(11,565)	(12,761)

Loss from continuing operations	(88,938)	(69,068)
Add back: Fair value change of contingent consideration	49,503	(65,594)
Add back: Shared-based compensation expenses	11,436	3,813
Add back: Provision for financing receivable	11,074	2,158
Add back: Provision for property and equipment	-	503
Add back: Write-offs of prepaid expense and other current assets	-	22,282
Add back: Write-down of inventory	-	17,826
Add back: Loss from impairment of goodwill	-	74,091
Adjusted loss from continuing operations (non-GAAP)	(16,925)	(13,989)

Loss from continuing operations	(88,938)	(69,068)
Add back: Fair value change of contingent consideration	49,503	(65,594)
Add back: Shared-based compensation expenses	11,436	3,813
Add back: Provision for financing receivable	11,074	2,158
Add back: Provision for property and equipment	-	503
Add back: Write-offs of prepaid expense and other current assets	-	22,282
Add back: Write-down of inventory	-	17,826
Add back: Loss from impairment of goodwill	-	74,091
Add back: Interest expenses	4,261	(4,057)
Add back: Income tax expenses	862	1,920
Add back: Depreciation	161	168
Adjusted EBITDA from continuing operations (non-GAAP)	(11,641)	(15,958)